OPERATING AGREEMENT

OF

SAVORHOOD GETTYSBURG, LLC

a Colorado limited liability company

OPERATING AGREEMENT
OF
SAVORHOOD GETTYSBURG, LLC

THIS OPERATING AGREEMENT (this "Agreement") is made effective as of Aug 15, 2022, and is among SAVORHOOD GETTYSBURG, LLC, a Colorado limited liability company (the "Company"), and its members, SavorHood, LLC, a Colorado limited liability company ("SH") and Brian Zoeller ("Zoeller") (collectively, the "Members"). Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in ARTICLE 1.

RECITALS

A. The Company was originally organized by filing Articles of Organization with the Colorado Secretary of State on July 13, 2022. The undersigned constitute all of the Members of the Company and intend that this Agreement govern the affairs of the Company.

B. The purpose of this Agreement is to set forth the manner in which the affairs of the Company will be governed. It is the intent of the parties that (1) all prior negotiations, discussions, offers, and agreements between them regarding the affairs of the Company, including those arising prior to the Company's conversion to a limited liability company, be merged and incorporated into this Agreement and (2) this Agreement set forth their entire understanding and agreement regarding the affairs of the Company.

ARTICLE 1
DEFINITIONS

The terms used in this Agreement shall have the following meanings unless otherwise expressly provided in this Agreement.

"Act" shall mean the Colorado Limited Liability Company Act, C.R.S. §7-80-101, et seq., and any provisions of any successor act.

"Additional Member" shall mean any Person, other than the Members at the time of execution of this Agreement, who is admitted to the Company as a Member, and who acquires such Member's Units from the Company in exchange for a Capital Contribution and not by Transfer from another Person.

"Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant taxable year. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provision of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means any Person controlling, controlled by or under common control with a Person; "control" means the ownership, directly or indirectly, or equity securities or other ownership interests in a Person by another Person, that represents more than 50% of the voting power or equity ownership in such Person.

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"Capital Account" shall mean the Capital Account established and maintained for each Member pursuant to Section 3.4.

"Capital Contribution" shall mean any contribution by a Member to the capital of the Company, which contributions may be in the form of cash, property, or services rendered or a promissory note or other obligation to contribute cash or property or to perform services.

"Cash Available for Distribution" shall mean, at any given point in time, the sum of all cash generated from Company operations plus: (a) cash Capital Contributions, including any payments of interest and principal from promissory notes contributed by a Member; (b) net proceeds from any excess financing or refinancing of any indebtedness of the Company; and (c) net proceeds from the disposition or sale of any Company property other than a sale of all or substantially all of the assets of the Company; minus: (w) amounts used to purchase, improve or repair Company property; (x) current principal and interest payments on all Company debts, including Member Indebtedness; (y) Operating Expenditures; and (z) Reserves.

"Company" shall mean SAVORHOOD GETTYSBURG, LLC, a Colorado limited liability company.

"Company Property" shall mean all real and personal property contributed to or acquired by the Company, along with any improvements thereto, which shall include both tangible and intangible property.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and any other revenue law or act enacted in substitution therefore.

"Depreciation" shall mean for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Gross Asset Value" shall mean with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as hereinafter provided.

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managers of the Company.

(b)   The Gross Asset Values of all Company Property shall be adjusted to equal their respective gross fair market values, as determined by the Managers of the Company, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

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(ii) an in-kind distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(c)   The Gross Asset Value of any Company Property distributed to any Member shall be the gross fair market value of such asset on the date of distribution except that distributions of Company Property to a Member within one year from the date a Member makes an Initial Capital Contribution to the Company shall be valued at the asset's adjusted basis for federal income tax purposes.

(d)   The Gross Asset Values of Company Property shall be increased (or decreased) to reflect any adjustments to the adjusted bases of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent the Managers determine that an adjustment pursuant to subparagraph (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e)   If the Gross Asset Value of any asset has been determined or adjusted pursuant to subparagraphs (a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"Liquidating Member" shall mean that Member or other Person designated upon the dissolution and winding up of the Company to liquidate the Company Property and the Company business pursuant to Article 9.

"Managers" shall mean the committee of Managers that shall have the full power and authority to represent the Company and to manage the business of the Company pursuant to the terms of Article 6 of this Agreement.

"Manager" shall mean each individual or entity identified herein or hereinafter elected to serve on the Managers as a Manager pursuant to the terms of Section 6.1 of this Agreement; the initial Manager is Steve Burton.

"Members" shall mean those Persons identified as Members on the signature pages to this Agreement and any other Persons from time to time admitted to the Company as a Member in accordance with the terms and provisions of this Agreement.

"Net Profits" and "Net Losses" shall mean for each taxable year or other period, an amount equal to the Company's taxable income or loss for such year or period, as the case may be, as determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain,

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loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments.

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit and Net Loss in accordance herewith shall be added to such taxable income or loss.

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) that are treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit and Net Loss in accordance herewith, shall be subtracted from such taxable income or loss.

(c)   Gain or loss resulting from any disposition of Company property with respect to which such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(d)   In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such taxable year or other period, computed in accordance with the applicable definition set forth above.

(e)   Notwithstanding any other provision set forth herein, items that are specifically allocated pursuant to ARTICLE 5 shall not be taken into account in computing Net Profit and Net Loss.

"Percentage Interest" shall mean, with respect to a Member, that percentage determined by dividing the number of Units held by such Member by the total number of outstanding Units of the Company.

"Person" means any individual or Entity, and the heirs, personal representatives, administrators, legal representatives, successors, and assigns of such "Person" where the context so admits.

"Regulations" means the regulations, temporary and final, of the Treasury Department Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Reserves" shall mean with respect to any fiscal period, funds set aside or amounts allocated during such period to be maintained in amounts that the Managers, in the Managers' sole discretion, deems sufficient or necessary for working capital, to make Company investments, to pay taxes, insurance, debt service or other costs, operating expenses, capital improvements or liabilities incident to the ownership or operation of the Company's business and assets.

"Unit" shall mean an interest in the Company evidencing a Person's share in the allocation of one or more of the Company's allocable items, including, without limitation, Net Profits and Net Losses and/or distributions, if any, of Company Property, in each case pursuant to this

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Agreement and the Act, including all other rights or privileges enjoyed by a Member of the Company.

ARTICLE 2
NAME, PRINCIPAL PLACE OF BUSINESS, BUSINESS AND TERM

2.1.   <u>Name of Company</u>.   The name of the Company shall be SAVORHOOD GETTYSBURG, LLC, and the business of the Company shall be conducted under such name or one or more assumed names as designated by the Members from time to time in accordance with law. The name of the Company's initial registered agent in the State of Colorado is John Zakhem, and the initial registered address of such agent is 1099 18th Street, Suite 2150, Denver, CO 80202.

2.2.   <u>Principal Place of Business</u>. The initial principal place of business of the Company shall be located at 1210 White Church Road, Gettysburg, PA 17325.

2.3.   <u>Purpose and Business</u>.

2.3.1.   The purposes of the Company are:

(a)   to acquire, own, develop, construct, operate a hospitality venue;

(b)   to operate investments primarily, to derive capital growth therefrom through any combination of capital appreciation and reinvestment of income, and, secondarily, to receive income therefrom to the extent that such receipt is not inconsistent with the derivation of capital growth;

(c)   to offer a vehicle for optional and continued investment by the Members so that diversity and economies of scale may be realized;

(d)   to insulate all Members from liability;

(e)   engaging in any other lawful business activity for which limited liability companies may be formed under the Act; and

(f)   to perform any acts necessary or appropriate to accomplish the foregoing purposes.

2.3.2.   In no event shall this Agreement be held or construed to imply the existence of a general partnership or joint venture among the Members with regard to matters, trades or businesses or enterprises outside the scope of this Company, and no Member shall have any power or authority under this Agreement to act as the agent or representative of the Company or any other Member with regard to any matter beyond the scope of this Company.

2.4.   <u>Powers of the Company</u>. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes set forth in Section 2.3 hereof, including, but not limited to, the power:

2.4.1.   to conduct the business of the Company, carry on its operations and have and exercise the powers granted to a limited liability company by the Act in any state, territory, district or possession of the United States, or in any foreign country that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

2.4.2.   to acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, pledge, mortgage, transfer, demolish or dispose of any real or personal property that may be necessary, convenient or incidental to the accomplishment of the purpose of the Company;

2.4.3.   to enter into, perform and carry out contracts of any kind, including contracts with any Member or Affiliate thereof, necessary to the accomplishment of the purposes of the Company;

2.4.4.   to sue and be sued, make claims and defend, and participate in administrative or other proceedings, in its name;

2.4.5.   to appoint employees and agents of the Company, and define their duties and fix their compensation;

2.4.6.   to indemnify certain Persons in accordance with the Act and to obtain any and all types of insurance;

2.4.7.   to borrow money and issue evidences of indebtedness, including loans from any Member or Affiliate thereof, and to secure any of the same by a mortgage, pledge or other lien on the assets of the Company;

2.4.8.   to pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities; and

2.4.9.   to make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purposes of the Company.

2.5.   Term. The Company commenced on September 6, 2020 and shall continue until terminated by an Event of Dissolution as set forth in this Agreement.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1.   Capital Contributions.   The Members shall be required to make Capital Contributions as the Company cash flow requirements may dictate from time to time upon the unanimous written consent of all Members.

3.2.   Noncontributing Members. The Company and Members shall be entitled to enforce the obligations of each Member to make the Capital Contributions specified in paragraph 3.1 above then due plus interest at a rate equal to prime (as determined by the bank at which the Company maintains its principal checking account) plus four percent (4%) per annum, such interest to accrue from the date the Capital Contribution to the Company was required to be made pursuant to paragraph 3.1 above. The Company shall have all remedies available at law or in equity in the event any such Capital Contribution is not so made.

3.2.1. Additionally, should any Member fail to make any of the Capital Contribution required of it under this Agreement, such Member shall be in default ("Defaulting Member") and, if the remaining Members elect, the other Members shall have the right and option to purchase the Defaulting Member's interest in the Company as follows:

(a) The Company shall notify the Defaulting Member of the default.

(b) In the event that the default continues for a period in excess of thirty (30) days following the notice described in clause (a), the nondefaulting Members (the "Optionees") shall have the right and option to acquire not less than the entirety of the Defaulting Member's interest. The portion of the Defaulting Member's interest available to each Optionee shall be that portion which bears the same ratio to the Defaulting Member's entire interest as each Optionee's Percentage Interest bears to the aggregate Percentage Interest of all of the Optionees.

(c) The price for the Defaulting Member's entire interest shall be the lesser of (i) the excess, if any, of the amount of the positive balance, if any, that would exist in the Defaulting Member's Capital Account as of the close of the due date of the Capital Contribution if (A) such due date were treated as the last day of an accounting period and as of such due date the carrying value of all of the Company's assets and liabilities were adjusted to equal their respective fair market values and the resulting unrecognized gain or loss allocated to the Capital Accounts of the Members, and (B) all of the Company's liabilities (including contingent liabilities) were satisfied by the Company by payment of an amount of cash equal to the fair market value of such liabilities, over the fair market value of any distributions made to the Defaulting Member from the Company after the due date of such Capital Contribution to the date of purchase, or (ii) the aggregate amount of any cash contributed by the Defaulting Member to the Company less the aggregate fair market value of any distributions (valued as of the date of such distributions) made to the Defaulting Member from the Company through the date of purchase from the Defaulting Member hereunder, but in no event less than zero.

(d) The price for each Optionee's portion of the Defaulting Member's interest shall be prorated according to the portion of the Defaulting Member's interest purchased by the Optionee.

(e) The option granted hereunder shall be exercisable at any time within sixty (60) days of delivery of notice from the Company to the Optionees informing them of the default. Each Optionee may purchase all or any portion of the Defaulting Member's interest made available to it.

(f) Should any Optionee not exercise his or its option as provided herein, the other Optionees shall have the right and option ratably among them to acquire the portion of the Defaulting Member's interest not so acquired within sixty (60) days after notice of such right and option on the same terms as provided above.

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(g)   The price due from each of the Optionees shall be payable by a noninterest bearing, nonrecourse promissory note (in such form as the Managers may reasonably determine) secured only be the portion of the Defaulting Member's interest purchased by such Optionee. The principal amount of any note issued pursuant to this clause (g) shall be payable upon liquidation of the Company in accordance with Article 9.6 below.

(h)   Upon exercise of any option hereunder, each Member so exercising the option shall be obligated to contribute to the Company that portion of the Capital Contribution then and thereafter due from the Defaulting Member pursuant to paragraph 3.1 equal to the percentage of the Defaulting Member's interest purchased by such Optionee.

(i)   Upon approval of the Members (other than any Defaulting Member), the Company may elect to acquire the Defaulting Member's interest on the terms set forth in this paragraph 3.2 to the extent that such interest has not been acquired by the Optionees or other persons. No provision hereof shall be interpreted to relieve any Defaulting Member of any liability to the Company.

3.3.   Capital Account Deficit. A Member shall not be required to contribute to the Company any deficit existing in such Member's Capital Account upon the Company's dissolution and termination, or upon the liquidation of such Member's Units.

3.4.   Capital Accounts. A separate Capital Account shall be maintained for each Member in accordance with the following provisions.

3.4.1.   Each Member's Capital Account shall be credited with any Capital Contributions such Member may make, by such Member's distributive share of Net Profits, by the Gross Asset Value of property contributed by such Member to the Company (net of liabilities securing such property that the Company is deemed to assume or take subject to under Code Section 752), by any items in the nature of income or gain that are specifically allocated pursuant to ARTICLE 5 below, and by the amount of any Company liabilities that are assumed by such Member. No Member shall be entitled to receive interest on such Member's Capital Account balance.

3.4.2.   Each Member's Capital Account shall be debited by the amount of cash and the fair market value of Company property distributed to such Member (net of liabilities securing such property that such Member is deemed to assume or take subject to under Code Section 752), by such Member's distributive share of Net Losses, and by the amount of any liabilities of such Member that are assumed by the Company.

3.4.3.   Capital Accounts shall be determined and maintained throughout the full term of the Company. If Members owning at least 75% of the Units then held by all Members determine that it is prudent to modify the manner in which Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or Members) are computed in order to comply with regulations promulgated under the Code, the Members may make such modification, provided that it shall not have a material effect on the amount distributable to any Member pursuant to ARTICLE 9 hereof upon the dissolution of the Company.

3.5.   Loans. In the event the Company needs additional capital, the Members may loan additional monies to the Company in amounts and on such terms and conditions as agreed to between the Company and each Member that makes a loan. The Members shall have the same rights and obligations with respect thereto as a Person who is not a Member, but no such transaction shall be deemed to constitute a Capital Contribution to the Company and shall not increase the Capital Account of any Member that engages in any such transaction. Alternatively, the Company may enter into an agreement with a third party to obtain such capital upon terms and conditions acceptable to all Members.

3.6.   Withdrawal or Reduction of Members' Contributions to Capital. No Member shall receive out of the Company property any part of such Member's Capital Contribution until: (a) all liabilities of the Company, except liabilities to Members on account of the Members' Capital Contributions, have been paid or there remains property of the Company sufficient to pay them; (b) the consent of all Members is had, unless the return of the Capital Contributions may be rightfully demanded as provided in the Act; and (c) the Articles or this Agreement are canceled or amended to set out the withdrawal or reduction, as applicable.

ARTICLE 4
MEMBERS

4.1.   Members. The Members of the Company (as of the date of this Agreement) are set forth on the signature page of this Agreement.

4.2.   Admission of New Members. Additional Members may be admitted at any time upon the approval of the Managers of the Company and compliance with the terms of this Agreement.

4.3.   Quorum. Members owning at least 75% of the Units then held by all Members, as reflected by the books of the Company, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, Members holding a majority of the Units so represented at such meeting may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Units the absence of which would cause less than a quorum.

4.4.   Voting. Except as otherwise provided by law or this Agreement, only the Members in whose name membership stands on the books of the Company on the applicable record date and who hold Units shall be entitled to vote at any meeting of the Members. If a quorum is present, the affirmative vote of Members holding at least 75% of the Units then held by all Members shall be the act of the Members, unless the vote of a greater proportion or number is required by this Agreement.

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4.5.   Meetings of Members.

4.5.1.   There shall not be any regularly scheduled meetings of the Members. Special meetings of the Members, for any purpose, unless otherwise prescribed by statute, may be called by Members holding at least a 75% percent (75%) Percentage Interest.

4.5.2.   The Members may designate any place as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company. The Members shall meet at least once every calendar year.

4.5.3.   Written notice stating the place, day and hour of the meeting and the purpose for which the meeting is called shall be delivered not less than three nor more than 50 days before the date of the meeting, either personally, by email or by mail, by or at the direction of the Members to each Member entitled to vote at such meeting. Upon notice received by the Members at least two (2) business days before a meeting, Members may elect to attend and participate in the meeting by telephone.

4.5.4.   If all of the Members shall meet at any time and place, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

4.5.5.   For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members.

4.5.6.   At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers of the Company before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

4.5.7.   Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more unanimous written consents describing the action taken, signed by all Members. Such consents shall be delivered to the Members of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when the requisite number of Members have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent. Within five business days of obtaining consent pursuant to this Section, the Managers shall notify all Members of the action taken.

4.5.8.   When any notice is required to be given to any Member, a waiver thereof in writing signed by the Members entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

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4.6.	No Management by Members. Except as otherwise provided in this Agreement, the Members shall not, under any circumstances, take part or interfere in any manner with the management of the Company and shall have no right or authority to act in such management capacity for or on behalf of the Company. The issues specifically reserved to the Members are as follows:

4.6.1.	Any decision to effect a change in control of the Company, including remove a Manager pursuant to Section 6.10 hereof;

4.6.2.	Any decision to borrow money and/or pledge assets of the Company, in an amount greater than $25,000.00;

4.6.3.	Any decision to file a petition for liquidation or reorganization under the United States Bankruptcy Code;

4.6.4.	Any decision to issue additional Units;

4.6.5.	Any decision to amend this Operating Agreement;

4.6.6.	Any decision to sell all or substantially all of the assets of the Company; or;

4.6.7.	Any decision to purchase all or substantially all of the assets or stock or other equity interest in any other business or entity;

4.6.8.	Any decision to accept any subscription for any Units to be held by an Additional Member;

4.6.9.	Any decision to permit a Transfer or Units to a third party;

4.6.10. Any other decisions specifically reserved to the Members in this Agreement, the Articles or the Act.

4.7.	Limitation of Liability. Each Member's liability shall be limited to the maximum extent set forth in the Act and other applicable law.

4.8.	Company Debt Liability. Except as otherwise provided by law, no Member shall be personally liable for any debts or losses of the Company beyond such Member's Capital Contributions, except as follows:

4.8.1.	A Member shall be liable to the Company for any unpaid Capital Contributions that such Member agreed to make in the future at the time and on the conditions as stated in this Agreement or any other instrument, document or agreement signed by such Member relating to any Capital Contributions.

4.8.2.	When a Member has rightfully received the return in whole or in part of any Capital Contributions, such Member shall be liable to the Company for any sum, not to exceed the amount of any such return of Capital Contribution, together with interest at the applicable legal

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rate, necessary to discharge the Company's liability to any creditor who extended credit before, or whose claim arose before, the return of such Capital Contribution.

4.8.3. When a Member specifically assumes, guarantees or indemnifies in writing any Company debt, regardless of whether such Member has any obligation to do so, such Member shall be liable for such debt.

4.9. <u>Priority and Return of Capital</u>. Except as specifically provided in this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profits or Net Losses; provided, however, this Section shall not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company. Any Member who has made such a loan to the Company shall be treated as a third party creditor of the Company with respect to such loan.

4.10. <u>Withdrawal</u>. Except as expressly provided in this Agreement, a Member may not withdraw from the Company prior to the dissolution and winding up of the Company without the written consent of the other Members. If a Member withdraws in violation of the foregoing prohibition, such Member shall not be entitled to receive any compensation or distributions and shall not otherwise be entitled to receive the fair market value of such Member's Interest except as otherwise expressly provided for in this Agreement or a separate written agreement pertaining to such Member.

4.11. <u>Death of a Member</u>. Following the death of a Member, the estate of the deceased Member shall be entitled to receive the deceased Member's proportionate share of the cash flow of the Company for that part of the Company's distribution period that elapsed prior to the deceased Member's death.

4.12. <u>Restrictions on Transfer and Encumbrance of Membership Interests; Right of First Refusal</u>. Except as otherwise specifically permitted pursuant to the further provisions of this Agreement, each of the Members agrees that he or it will not, without prior written consent of all Members, transfer, assign, sell, give, pledge, hypothecate or otherwise encumber his or its shares in the Company, and any attempt to do any of the foregoing without such prior written consent shall be null and void and of no effect.

4.12.1. In the event of a proposed sale or other disposition for value to an outside party of all or any portion of his or its interest by any Member, whether voluntary or involuntary, advance written notice thereof shall be given by certified mail, to the Company and the other Members, specifying the name of the prospective purchaser or transferee, the nature of the interest proposed to be sold or otherwise disposed of, and the price and all other terms and conditions of the proposed transaction.

4.12.2. For a period of thirty (30) days after receipt of such said notice, the Company shall hold the first right and option to purchase all such interest on the same terms as are set forth in the notice. The Company may purchase the offered interest utilizing such assets, lines of credit or other sources of funds as may be obtained for such purpose. Thereafter, the interest so purchased by the Company shall be retired; and all further allocations and distributions of the

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Company to the Members shall be in the proportion to the Percentage Interest of each remaining Member after retirement of the offered interest.

4.12.3.   In the event the Company shall not elect to purchase the offered interest, for a period of thirty (30) days after the Company's notice that it will not purchase the offered interest, the remaining Members shall hold the first right and option to purchase all such interest on the same terms as are set forth in the notice in proportion to their respective Percentage Interests.

4.12.4.   In the event that neither the Company nor the Members shall elect to purchase the offered interest, the seller may assign all of the offered interest to the person set forth in the notice, for exactly the same consideration and other terms and conditions provided therein; provided, however, that the person acquiring the offered interest shall take and hold such interest subject to the terms of this Agreement.

ARTICLE 5
ALLOCATION OF PROFITS AND LOSSES

5.1.   Net Profits. Net Profits shall be allocated at least once annually in the same ratio as the ownership percentages set forth in Article 10.2.

5.2.   Net Losses. Net Losses shall be allocated to Members in the same manner as set forth above in Section 5.1 for Net Profits. Notwithstanding the foregoing, the losses allocated to any Member pursuant to this Section shall not exceed the maximum amount of losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. If some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of losses pursuant to this Section, the limitation set forth in this Section shall be applied on a Member by Member basis so as to allocate the maximum permissible loss to each Member under the alternate test for economic effect set forth in Regulations Section 1.704-1(b)(2)(ii)(d). At such time as losses cause all Members to have an Adjusted Capital Account Deficit, losses shall thereafter be allocated among all of the Members in the same manner as set forth above in Section 5.1 for Net Profits.

5.3.   Specific Items of Profit and Loss. The items comprising any Net Profit or Net Loss of the Company for income tax purposes (e.g., items of income, gain, deduction and credit) shall be allocated among the Members in the same proportion as such Net Profit or Net Loss is allocated.

5.4.   Special Allocations.   The following special allocations shall be made in the following order:

5.4.1.   Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a Company Fiscal Year so that an allocation is required by Regulations Section 1.704-2(f), then each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent Fiscal Years) equal to such Member's share of the net decrease in Company Minimum Gain as determined by Regulations Section 1.704-2(g). Such allocations shall be made in a manner and at a time that will satisfy the minimum gain chargeback requirements of Regulations Section 1.704-1(f) and this Section shall be interpreted consistently therewith.   "Company Minimum Gain" shall have the meaning set forth in Regulations Sections 1.704-1(b)(2) and 1.704-2(d).

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5.4.2. **Member Nonrecourse Minimum Gain Chargeback.** If there is a net decrease in the Member Nonrecourse Debt Minimum Gain during any Company Fiscal Year, any Member who has a share of such Member Nonrecourse Debt Minimum Gain (as determined in the same manner as partner nonrecourse debt minimum gain under Regulations Section 1.704-2(i)(5)) shall be specially allocated items of income or gain for such year (and, if necessary, subsequent fiscal years) equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain in the manner and to the extent required by Regulations Section 1.704-2(i)(4). This Section shall be interpreted in a manner consistent with such Treasury Regulation. "Member Nonrecourse Debt Minimum Gain" shall have the meaning set forth in Regulations Section 1.704-2(i)(3).

5.4.3. **Qualified Income Offset.** If a Member unexpectedly receives an adjustment, allocation, or distribution described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases an "Adjusted Capital Account Deficit" in such Member's Capital Account, then such Member will be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, an allocation pursuant to this Section will be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this ARTICLE 5 have been tentatively made as if this Section were not in the Agreement. For this purpose, "Adjusted Capital Account Deficit" means the Member has a deficit balance in such Member's Capital Account after giving effect to any amounts the Member is obligated to contribute or restore to the Company pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-1(i)(5).

5.4.4. **Allocation of Nonrecourse Liability Deductions.** Deductions attributable to any Company Nonrecourse Liability shall be allocated among the Members in proportion to their respective Percentage Interests. "Company Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).

5.4.5. **Member Nonrecourse Debt Deductions.** Deductions attributable to any Member Nonrecourse Debt shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Debt Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1). "Member Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-1(b)(4).

5.4.6. **Advice of Accountants.** Allocations made by the Managers under this Section 5.4 in reliance upon the advice of the Company's accountants shall be deemed to be made pursuant to any fiduciary obligation to the Company and the Members.

5.4.7. **Section 754 Election.** To the extent an adjustment to the adjusted tax basis of any Company asset is required by Code Section 734(b) or Code Section 743(b) pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if such gain or loss increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

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5.4.8. <u>Imputed Interest</u>. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872, 483 or 1274 or corresponding provisions of subsequent Federal income tax law, then any item of income or expense attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to such Member's Capital Account, as appropriate.

5.4.9. <u>Contributed Property</u>. Income, gain, loss or deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Members, to the extent required by Code Section 704(c) and the related Regulations under Code Sections 704(b) and 704(c), to take account of the variation between the adjusted tax basis of such property and its Gross Asset Value at the time of its contribution to the Company. If the Gross Asset Value of any Company property is adjusted as provided in Regulations Section 1.704-1(b)(2)(iv), then subsequent allocations of income, gain, loss and deduction and the gain asset value of such property shall be adjusted as provided in Code Section 704(c) and the related Treasury Regulations. If Code Section 704(c) and the Treasury Regulations thereunder allow alternative methods of making such acquired allocations, all of the Members shall determine which alternative method to use. Allocations under this Section are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, or other items or distributions under any provision of this Agreement.

5.4.10. <u>Share of Excess Nonrecourse Liabilities</u>. For purposes of calculating a Member's share of "excess nonrecourse liabilities" of the Company (within the meaning of Regulations Section 1.752-3(a)(3)), the Members intend that they be considered as sharing profits of the Company in proportion to their respective Percentage Interests.

5.4.11. <u>Curative Allocations</u>. The allocations set forth in this Section 5.4 (collectively, the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Sections 1.704-1 and 1.704-2. Notwithstanding any other provisions of this Article (other than the Regulatory Allocations), the Managers shall, with the advice and assistance of the Company's tax accountants, take the Regulatory Allocations into account in allocating other Net Profits, Net Losses, and items of income, gain, loss, deduction and Code Section 705(a)(2)(B) expenditures among the Members so that, to the extent possible, the net amount of such allocations of other Net Profits, Net Losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

5.5. <u>Allocation Rules</u>.

5.5.1. In the event Members are admitted to the Company pursuant to this Agreement on different dates, the Net Profits (or Net Losses) allocated to the Members for each Fiscal Year during which Members are so admitted shall be allocated among the Members in proportion to their Percentage Interests during such Fiscal Year in accordance with Code Section 706, using any convention permitted by law and selected by the Members.

5.5.2.   For purposes of determining the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Managers using any method that is permissible under Code Section 706 and the Regulations thereunder.

5.5.3.   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as their Percentage Interests for the Fiscal Year in question.

5.5.4.   The Members are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by the provisions of this Article in reporting their shares of Company income and loss for income tax purposes.

5.6.   New Member's Interest. If any Additional Member is admitted or any Member's Percentage Interest is completely terminated by the liquidation of such interest, then (notwithstanding anything in this Agreement to the contrary) the year of such admission or liquidation shall be divided into two segments, one ending on the day before such admission or on the day of such liquidation and the other beginning on the day of such admission or on the day following such liquidation, and the Net Profit and Net Loss for each segment shall be determined and allocated as though each segment were a separate taxable year of the Company. Each segment shall itself be divided into two or more segments, in accordance with the principles of the preceding sentence, as necessary to reflect any one or more additional admissions or liquidations referred to in such sentence.

5.7.   Allocations Pursuant to Sections 5.3 or 5.4. Any allocation pursuant to Sections 5.3 or 5.4 shall, to the maximum extent possible consistent with such Sections, be taken into account in computing contemporaneous and subsequent allocations of items of Net Profit and Net Loss so that the amount and character of Net Profit and Net Loss allocated to each Member pursuant to this Article shall be equal to what would have been allowed to each Member in the absence of such Sections.

ARTICLE 6
MANAGEMENT

6.1.   Managers. The business and affairs of the Company shall be managed by one or more Managers. Subject to the terms and except as otherwise provided in this Agreement, the Members hereby delegate to the Managers the full power and authority to represent the Company and to manage the business of the Company. The initial Manager of the Company will be Steve Burton

6.1.1.   The Manager may add up to two additional Managers in the sole discretion of the Managers and may add more than two Managers from time to time upon the affirmative vote of Members holding at least 75% of the Units then held by all Members. Managers shall serve for an indefinite term until their death, dissolution, resignation or removal. A Manager shall be deemed to have resigned if the Manager does not appear in person or by phone at three consecutive Management meetings. Upon such death, dissolution, resignation or removal of a

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Manager, all other Managers shall continue to serve and the vacant seat may remain vacant in the discretion of the Managers or until a vote of the Members where the Members elect a new Manager. If all Managers cease to act due to their death, dissolution, resignation or removal, an election for new Managers shall be held at a special meeting of the Members for such purpose called and held in accordance with this Agreement. At such meeting, each Member shall be entitled to cast votes in a number equal to such Member's Percentage Interest in the election of each Manager position to be filled. Cumulative voting shall not be allowed.

6.1.2. The Managers may undertake such actions as are necessary to oversee the day-to-day business of the Company without meetings provided that the majority of the Managers consent to such action. Action of the Managers outside of the ordinary course of business may occur only with Member approval. The affirmative vote of the Members holding at least a 75% Percentage Interest shall be required to: (1) effect a change in control of the Company; (2) borrow money and pledge assets of the Company, in an amount greater than $25,000; (3) file a petition for liquidation or reorganization under the United States Bankruptcy Code; (4) issue additional Units; (5) amend this Agreement; (6) sell all or substantially all of the assets of the Company; (7) purchase all or substantially all of the assets or stock or other equity interest of any other business or entity; (8) accept any subscription for any Units to be held by an Additional Member; or (9) permit a Transfer of Units to a third party.

6.1.3. The Managers may hold meetings as they deem necessary from time to time. All Managers meetings shall be held at the Company's headquarters, unless otherwise agreed to by all of the Managers. Action required or permitted to be taken at a meeting of the Managers may be taken without a meeting by written consent describing the action taken, signed by all of the Managers entitled to vote.

6.1.4. Except as otherwise specifically provided in this Agreement, all decisions respecting any matter set forth herein or otherwise affecting or arising out of the conduct of the business of the Company shall be made by the Managers.

6.2. Action by Members. Unless authorized in writing by the Managers, no Member, and no officer, employee, representative or agent of any Member, shall directly or indirectly act as agent for the Company for any purpose, engage in any transaction, make any commitment, enter into any contract, or incur any obligation in the name of the Company.

6.3. Liability for Certain Acts. The company, or its members/shareholders/directors, or any individual acting as Managers shall exercise business judgment in managing the business, operations and affairs of the Company. Unless fraud, deceit, gross negligence, willful misconduct or a wrongful taking shall be proved by a non-appealable court order, judgment, decree, or decision, a member of the Managers, including the member's members/shareholders/directors if the Manager is a company, shall not be liable or obligated to the Company or to a Member for any mistake of fact or judgment or for the doing of any act or the failure to do any act in conducting the business, operations and affairs of the Company, which may cause or result in any loss or damage to the Company or its Members.

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6.4. <u>Indemnity of the Managers</u>. The Managers, and all other Persons acting on behalf of the Managers ("Indemnified Persons") shall be indemnified by the Company under the following circumstances and in the manner and to the extent indicated.

6.4.1. In any threatened, pending or completed action, suit or proceeding to which an Indemnified Person was or is a party or is threatened to be made a party by reason of the fact that such Person is or was a member of the Managers or acting on behalf thereof (other than an action by or in the right of the Company) involving an alleged cause of action for damages arising from the performance of such Person's activities on behalf of the Company, the Company shall indemnify, defend, and hold harmless such Indemnified Person against expenses, including attorneys' fees, judgments and amounts paid in settlement, actually and reasonably incurred by such Person in connection with such action, suit or proceeding if the Indemnified Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and provided that the Indemnified Person acted without deceit, fraud, criminal intent or breach of such Person's fiduciary obligations to the Members.

6.4.2. To the extent an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.4.1, or in defense of any claim, issue or matter therein, the Company shall indemnify such person against the expenses, including attorneys' fees, actually and reasonably incurred by the Indemnified Person in connection therewith. If the Indemnified Person resolves the action, suit or proceeding by settlement without a finding of deceit, fraud, criminal intent or breach of such Person's fiduciary obligations to the Members, the Company shall indemnify such person against the expenses, including attorneys' fees, actually and reasonably incurred by the Indemnified Person in connection therewith.

6.4.3. The indemnification set forth in this Section shall in no event cause the Members to incur any liability beyond their total Capital Contributions nor shall it result in any liability of the Members to any third party.

6.5. <u>Books of Account</u>. At all times the Managers shall maintain or cause to be maintained true and proper books, records, reports, and accounts in accordance with generally accepted accounting principles consistently applied, in which shall be entered fully and accurately all transactions of the Company.

6.5.1. The Managers shall keep at the Company's principal place of business the books and records of the Company, including but not limited to: (1) a current list of the full name and last known mailing address of each Member set forth in alphabetical order; (2) a copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed; (3) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent taxable years of the Company; (4) copies of this Agreement and any amendments thereto; (5) the accounting books and records, and copies of the financial statements of the Company, for the three most recent Fiscal Years; (6) all documents and records pertaining to the Company, the property and other aspects of Company business; and (7) any and all documents and records required to be maintained by the Company pursuant to the Act.

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6.5.2. All books, records, reports and accounts shall be open to inspection by any Member or such Member's duly authorized representative upon reasonable notice to the Company, at any reasonable time during business hours, and each Member or representative shall have the further right to make copies of excerpts therefrom, so long as such inspection or duplication does not materially interfere with the duties of any Company employee or agent and the cost thereof is borne by such Member. Further, any Member shall have the right to obtain from the Managers from time to time, upon reasonable demand, true and full information regarding the state of the business and financial condition of the Company and any other information regarding the affairs of the Company.

6.5.3. Promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year and the Company's annual financial statements shall be delivered to each Member as soon as reasonably practical after preparation without demand. Further, each Member has the right to have a formal accounting of Company affairs whenever circumstances render it just and reasonable, at such Member's expense.

6.6. <u>Custody of Company Funds; Bank Accounts</u>. The Managers shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall be used exclusively with respect to the Company. The funds of the Company shall not be commingled with the funds of any other Person, and the Managers shall not employ, or permit any other Person to employ such funds in any manner except for the benefit of the Company.

6.6.1. All funds of the Company not otherwise invested shall be deposited in the name of the Company, in one or more funds, certificates, accounts or other medium of investment maintained in such federally chartered banking institutions as the Managers shall determine in the Managers' discretion.

6.7. <u>Employees, Agents and Titleholders</u>. The Managers may contract with, employ or retain on behalf of the Company any Members, any Affiliates of any Members or Managers, and any other Persons as employees, consultants or agents to render services to the Company at the Company's expense or to serve as officers of the Company. The Managers may give such employees, consultants, officers and agents such titles or designations as the Managers deems appropriate. The Managers may delegate all or any part of its duties and powers hereunder to such Persons and may revoke such delegations at any time.

6.8. <u>Power of Attorney</u>. Each Member, by the execution of this Agreement or the acceptance of Units, irrevocably constitutes and appoints the Managers as such Member's true and lawful attorney, with full power and authority in such Member's name, place and stead, to make, execute, acknowledge, swear to and file:

6.8.1. Any certificate or other instrument necessary to qualify or continue to qualify the Company as a limited liability company (or foreign limited liability company, as the case may be) under the laws of the State of Colorado or any other state in which the Managers deems it advisable to file;

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6.8.2. Any amendment to this Agreement or the Articles that is required as a result of a change or modification in accordance with this Agreement;

6.8.3. All documents that may be required to effect the dissolution and termination of the Company; and

6.8.4. Any certificates or agreements reflecting any amendments permitted to be made by the Managers.

6.9. <u>Removal of the Managers</u>. Any Manager may be removed only upon the affirmative vote of Members holding at least a 75% Percentage Interest.

ARTICLE 7
<u>REPORTS; PARTNERSHIP REPRESNTATIVE</u>

7.1. <u>Preparation of Reports</u>. The Company's accounting books shall be closed at the end of each Fiscal Year, and financial statements shall be prepared by the Company accountants. The financial statements shall include a balance sheet, a statement of profits and losses, a statement of cash flow, a statement of each Member's Capital Account and such other supporting statements as the Manager may deem appropriate. Such financial statements of the Company may be audited by the Company accountants as determined by the Managers, and the costs of such audit shall be a Company expense.

7.2. <u>Reports to Members</u>. No later than 90 days after the close of each Fiscal Year or each taxable year of the Company, the Managers shall mail to each Person who was a Member at any time during such period: (a) a true and correct photocopy of the financial statements referred to in Section 7.1, if applicable; (b) all tax information relating to the Company that is necessary for the preparation of such Person's federal, state and local income tax returns; and (c) any other information regarding the Company and its operations during such period that is material or significant to such Person.

7.3. <u>Taxation as Company</u>. At any time and from time to time that the Company shall have more than one Person as a Member, the Company shall be treated as a partnership for Federal income tax purposes, and shall elect to be characterized as a partnership under check-the-box regulations by filing the appropriate form with its first federal, state and local income tax return. In the event the Company shall not have more than one Person as a Member, the Company shall elect to be taxed as a "disregarded entity" pursuant to Treas. Reg. Section 301.7701-3 for federal income tax purposes and the Member, the Company, and its officers shall conduct themselves in such manner as necessary to assure that the Company is disregarded as an entity separate from the sole Member, and shall make such elections, filings and take such other actions as deemed appropriate or necessary by the Company's accountants, to qualify the Company as a "disregarded entity" for federal income tax purposes.

7.4. <u>Subchapter K Elections</u>. The Members have agreed in advance that they shall not elect to be excluded from Subchapter K of the Code, as provided in Code Section 761(a).

7.5.   Federal Tax Returns. The Company shall cause the Company's accountant to prepare, at the expense of the Company, for each Fiscal Year (or part thereof), federal tax returns in compliance with the provisions of the Code and any required state and local tax returns.

7.6.   Member Tax Return Information. The Company, at its expense, shall cause to be delivered to each Member such information as shall be necessary (including a statement for that year of each Member's share of Net Profits, Net Losses and other items of the Company) for the preparation by the Members of their federal, state and local income and other tax returns.

7.7.   Partnership Representative.

7.7.1.   Steve Burton shall act as the "Partnership Representative" for the Company pursuant to the Revised Partnership Audit Procedures of the Code and shall have the power to manage and control, on behalf of the Company, any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes.

7.7.2. The Partnership Representative shall keep the Members reasonably informed regarding any material tax issues regarding the Company and shall give the Members timely notice of, and shall furnish appropriate information to the Members regarding, all significant audit and litigation events, including, but not limited to, the commencement of any examination or other action by a taxing authority, closing conference with the examining agent, proposed adjustments, rights of appeal, and requirements for filing a protest.

7.7.3. If the Company is the subject of a tax audit, investigation, or other proceeding, including administrative settlement and judicial review, (a "Tax Proceeding") by any federal, state, local, or foreign taxing authority, the Partnership Representative shall be authorized to act for the Company, *provided, however,* the Partnership Representative shall not have the right to (A) settle or compromise any matter raised by such taxing authority, or (B) extend the period of limitations, without the approval of the Members.

7.7.4. The Members shall be provided written notice by the Partnership Representative and given an opportunity to participate in a non-binding manner in all Tax Proceedings, *provided, however,* if a tax settlement would have a disproportionate adverse impact on a Member, such Member shall be given a reasonable period of time to approve the proposed settlement, which approval shall not be unreasonably withheld, conditioned, or delayed.

7.7.5. All expenses incurred in connection with any Tax Proceeding shall be borne by the Company, subject to reimbursement in the reasonable discretion of the Members to ensure that each Member bears its allocable share of such expenses.

7.7.6. The Members shall cooperate as reasonably requested by the Partnership Representative in connection with any Tax Proceeding or the reduction or satisfaction of any Company Tax Liability and shall promptly provide upon the Partnership Representative's request therefor, such information as the Partnership Representative may reasonably request.

7.7.7. The Members covenant and agree that the Members may, by the affirmative vote of Members holding at least 75% of the Units then held by all Members, amend this

Agreement, in order to reflect the effect of any applicable Treasury Regulations or other guidance promulgated with respect to a tax matters partner or partnership representative.

ARTICLE 8
DISTRIBUTIONS

8.1. <u>Distributions Prior to Dissolution</u>. Company property or Cash Available for Distribution may be distributed from time to time to the Members on a pro rata basis in accordance with their respective Percentage Interests. The Company may offset damages for breach of this Agreement or any other agreement with the Company by a Member against the amount otherwise distributable to such Member only with the unanimous written consent of all non-breaching Members. The breach set forth in the foregoing sentence must be a breach that has been tried to a final disposition in a court of law.

8.2. <u>Amounts Withheld</u>. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution, or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article for all purposes under this Agreement. The Managers are authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, or local law and may allocate any such amounts among the Members in any manner that is in accordance with applicable law.

8.3. <u>Time of Distribution</u>. Unless otherwise provided in this Article, Cash Available for Distribution shall be distributed at such time or times as the Members shall determine upon the affirmative vote of Members holding at least 75% of the Units then held by all Members. Distributions shall occur at least once annually.

8.4. <u>Adjustments</u>. All distributions of Cash Available for Distribution for a taxable year of the Company shall be subject to adjustment to conform to the financial statements for the Company for such period. If any additional amount is distributed by reason of such financial statements, the additional amount shall be deemed a distribution for that taxable year of the Company, and if the financial statements show that any excess amount was distributed for a taxable year of the Company, subsequent distributions shall be reduced to take into account such excess amount.

8.5. <u>Distributions of Liquidation Proceeds</u>. Subject to Section 8.6, all distributions of proceeds upon the liquidation of the Company shall be made as follows:

8.5.1. First, to discharge the debts and obligations of the Company, including Member Indebtedness; and

8.5.2. Second, to the Members in accordance with their respective positive Capital Account balances as determined after taking into account all allocations and Capital Account adjustments for the Company's taxable year during which the sale or liquidation occurs.

All distributions under this Section shall be made by the end of the taxable year of the Company in which the liquidation of the Company occurs. The Company may offset damages for breach of this Agreement or any other agreement with the Company by a Member against the amount otherwise distributable to such Member upon liquidation.

8.6. Limitation Upon Distributions. No distribution of Cash Available for Distribution or other Company property shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their Capital Contribution.

8.7. Compensation. Amounts payable to any Person other than in such Person's capacity as a Member, such as for services rendered, goods purchased, loans and bonding guaranteed or money borrowed, shall not be treated as a distribution for purposes of this Article.

8.8. Manager's Discretion. In the event a distribution is appropriate pursuant to this Article 8 at a time when the Member to receive such distribution is subject to any judgment or proceeding which shall or may operate to require that such Member make payment of any distribution to a creditor, lien-holder or such other person as may have a claim against such Member, the Manager, in its sole and absolute discretion, may withhold any distributions from such Member until such time as such Member is no longer subject to the existence or effect of the judgment or proceeding or has settled the same. The Members specifically agree that this Section 8.8 is reasonable in order to accomplish the Company's objective of insulating Members from liability.

ARTICLE 9
DISSOLUTION AND TERMINATION

9.1. Events of Dissolution. The Company shall be dissolved upon the occurrence of any one of the following events:

9.1.1. The unanimous written agreement of all the Members; or

9.1.2. The sale of all or substantially all of the assets of the Company.

9.2. Continuation of the Company. Notwithstanding Section 9.1, the business of the Company may be continued on the terms and conditions of this Agreement on the occurrence of an event therein described, if the business of the Company is continued by the consent of Members holding at least 75% of the Units owned by all Members within ninety (90) days after the occurrence of an event described in Section 9.1.

9.3. Liquidating Member. Upon dissolution of the Company, a Liquidating Member shall be appointed by Members.

9.4. Statement of Dissolution. As soon as possible following the occurrence of any of an Event of Dissolution, the Liquidating Member shall file with the Colorado Secretary of State a statement of dissolution in such form as shall be prescribed by the Act.

9.5. Effect of Filing of Statement of Dissolution. Upon the filing of a statement of dissolution with the Colorado Secretary of State, the Company shall cease to carry on its business, except insofar as may be necessary for winding up and liquidating its business.

9.6.   Distribution of Assets and Liabilities Upon Dissolution. In settling accounts after dissolution, the Liquidating Member shall cause liabilities of the Company to be paid in the following order:

9.6.1.   Those to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions; provided, however, that the Liquidating Member shall first pay, to the extent permitted by law, liabilities with respect to which any Member is or may be personally liable; and provided further, however, that the Company shall not be required to repay any indebtedness that has a remaining term in excess of one year and to which the Members consent to take their distributions subject, or that the Members may, and agree to, assume; and then

9.6.2.   To the setting up of such reserves as the Liquidating Member may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with Company business; provided, however, that any such reserves will be held by the Liquidating Member in trust for the purposes of disbursing such reserves in payment of any of such contingencies and, at the expiration of such period as the Liquidating Member shall deem advisable, to distribute the balance to Members as provided for in this Article 9 to the extent not inconsistent with the Act.

9.7.   Winding Up. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of a Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member except as expressly provided for in this Agreement. The winding up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Liquidating Member, who is hereby authorized to take all actions necessary to accomplish such distribution, including without limitation, selling any Company assets the Liquidating Member deems necessary or appropriate to sell. The Liquidating Member shall determine whether to sell any assets of the Company in connection with such termination, or to distribute any portion thereof in kind. Any property distributed in kind in the liquidation shall be treated as provided in Section 9.6. Each of the Members shall be furnished with a statement prepared by the Liquidating Member setting forth the assets and liabilities of the Company on the date of complete liquidation. Upon compliance with the foregoing manner of distribution, all Members shall be relieved of the burdens and benefits of their association hereunder.

ARTICLE 10
ESTABLISHMENT OF UNITS AND PERCENTAGE INTERESTS

10.1.   Units. The Company shall have 1,000 Units. Additional Units may be issued at the discretion of the Managers or upon the affirmative vote of the Members holding at least 75% Percentage Interest. Under no circumstance should Zoeller's ownership interest be less than 5% without his expressed approval.

10.2.   Members.   The Units and Percentage Interests for each Member are as follows:

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MEMBER	UNITS	PERCENTAGE INTEREST	INITIAL CAPITAL CONTRIBUTION
SavorHood, LLC	950	95%	SavorHood will be contributing FFE: Furniture, fixtures and equipment
Brian Zoeller	50	5%	Design and construction expertise

ARTICLE 11
MISCELLANEOUS

11.1. Notices and Addresses. Any and all notices, elections, offers, acceptances and demands made or required to be made under this Agreement shall be made in writing, signed by the Members giving such notice, election, offer, acceptance or demand and shall be delivered personally, or sent by registered or certified mail, or sent by reliable overnight express mail service to the other Members at their addresses set forth below their respective signatures set forth below or at such other addresses as may be supplied in writing to the Members from time to time. All notices shall be deemed effective at the time of personal delivery, one day following delivery to an overnight express courier service, or on the date set forth on the receipt for registered or certified mail, as applicable, except that if delivery is not completed upon the first attempt, second notice shall be mailed and shall be deemed effective upon the date of mailing.

11.2. Election to Amortize Organizational Expenditures. The Company does hereby elect to ratably deduct amounts paid or incurred by the Company for its organization over a sixty (60) month period, commencing with the effective date the Company begins. The Members shall make this election in the appropriate manner by requiring the accountants of the Company to perform all necessary acts and file all necessary returns and reports in the appropriate fashion. In the event that the Company is liquidated before the end of such growth period, such organization expenses shall be deducted in the manner and to the extent as provided in Code Section 165.

11.3. Choice of Law; Jurisdiction; Waiver of Jury Trial. The conduct of Company affairs and the relationship of the Members to the Company and to each other shall be governed by the laws of the State of Colorado, and this Agreement shall be construed consistent therewith. Any dispute between Members and/or the Company that shall be submitted to the exclusive venue of the Denver District Court of the State of Colorado. The Parties hereby waive their right to a trial by jury for any dispute concerning or relating to this Agreement. In the event of any litigation subject to this Section 11.3, the prevailing party shall be entitled to payment of its attorneys' fees and costs.

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11.4.   Counterparts. This Agreement may be executed in several counterparts, and as so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or to the same counterpart.

11.5.   Amendments. Amendments may be made to this Agreement from time to time by the Managers as they shall determine necessary for purposes of continuing to qualify the Company as a limited liability company under the laws of Colorado and as a partnership, as opposed to an association taxable as a corporation, for purposes of federal, state and local income tax law. No other amendment may be made to this Agreement that affects the rights, responsibilities, obligations, duties or restrictions of any Member unless the Member so affected approves such amendment.

11.6.   Benefits and Burdens. The terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the heirs, personal representatives, successors and assigns of the respective Members.

11.7.   Captions. Section headings or captions contained in this Agreement are inserted only as a matter of convenience and for reference. Such titles and captions in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof.

11.8.   Construction.

11.8.1. Whenever required by the context hereof, the singular shall include the plural, and vice versa; and the masculine gender shall include the feminine and neuter genders, and vice versa.

11.8.2. The Members intend that all allocations to Members under this Agreement of Company income, gain, loss, deduction and credit (or items thereof) shall have substantial economic effect within the meaning of Code Section 704(b)(2) and the regulations promulgated thereunder. All provisions of this Agreement shall be construed so as to give effect to that intent.

11.8.3. The Members intend for the Company to be treated as a partnership for federal income tax purposes pursuant to the provisions of Subchapter K of the Code and no construction shall be given nor any action taken that would jeopardize this treatment. Further, the Members are empowered to take whatever action is necessary to continue the Company's partnership classification under the rules of Regulations Sections 301.7701-2 and 301.7701-3. However, the Members are not partners for any other purpose.

11.9.   Severability. If any portion of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such portion shall be deemed severed from the Agreement and the balance of the Agreement shall remain in full force and effect.

11.10.   Entire Agreement. Except as expressly set forth herein, this Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

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11.11. <u>Zoeller</u>.   Notwithstanding the above, Zoeller will not make any capital contributions, but shall receive distributions based on annual net profits which shall be allocated at least once annually in the same ratio as the ownership percentages as set forth in Article 10.2. During any years in which the company fails to make a profit, Zoeller shall not receive any distributions nor shall he make contributions in any form to compensate for Company losses.

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This instrument has been executed by or on behalf of the Members to be effective as of the date first written above. Each of the undersigned hereby acknowledges that this Agreement was prepared by legal counsel representing the Company. Further, each of the undersigned recognizes that legal counsel was acting solely on behalf of the Company and not on behalf of the Members, individually or collectively. <u>Each of the undersigned represents and warrants that such Person has been advised by the Company to seek independent legal and financial counsel with respect to the execution of this Agreement and that such Person has had the opportunity to do so</u>. Each of the undersigned agrees that the statements, representations, and warranties made in this paragraph may be relied upon by the Company and the Company's legal counsel.

MEMBERS:

SavorHood, LLC
a Colorado limited liability company



By: _____
Steve Burton, Manager


Brian Zoeller

The undersigned hereby acknowledges the foregoing and agrees without exception to be bound by its terms.

MANAGER:


_____
Steve Burton